UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 001-35884

KABUSHIKI KAISHA UBIC

(Exact name of registrant as specified in its charter)

UBIC, INC.

(Translation of registrant’s name into English)

Meisan Takahama Building

2-12-23, Kounan

Minato-ku, Tokyo 108-0075

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

UBIC, INC.

FORM 6-K

We have entered into an agreement with Deutsche Bank AG, London Branch (“DB London”) to launch a program covering the issuance of up to 4,000,000 common shares over a period of approximately 7 months and to progressively use the proceeds of the issuances primarily to fund our planned overseas and domestic business expansion. A press release including a brief description of that program is attached herein as Exhibit 99.1

The securities offered will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available. DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

For further information about this program, please see our more extensive press release titled “Notice of Conclusion of Basic Agreement on Acquisition of Shares through Third-party Allocation of Shares (“STEP 2014 Model” Straight-equity Issue Program) and Issue of New Shares and 10th Share Warrants through Third-party Allocation of Shares and Conclusion of Share Warrants Purchase Agreement (Additional Issuance Options)” attached herein as Exhibit 99.2 and separately released by us today and available on our news page at http://www.ubicna.com.

UBIC, Inc. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1                              English translation of a Japanese-language press release, dated August 28, 2014, titled “Matters Regarding UBIC’s “STEP 2014 Model” Straight-equity Issue Program and Additional Issuance Options.”

Exhibit 99.2                              English translation of a Japanese-language press release, dated August 28, 2014, titled “Notice of Conclusion of Basic Agreement on Acquisition of Shares through Third-party Allocation of Shares (“STEP 2014 Model” Straight-equity Issue Program) and Issue of New Shares and 10th Share Warrants through a Third-party Allocation of Shares and Conclusion of Share Warrants Purchase Agreement (Additional Issuance Options).”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBIC, INC.

	By:	/s/ MASAHIRO MORIMOTO
Masahiro Morimoto
Chief Executive Officer and Chairman of the Board

Date: August 28, 2014